SilverPepper, LLC
570 Oakwood Avenue
Lake Forest, Illinois 60045

July 10, 2013

Investment Managers Series Trust
803 West Michigan Street
Milwaukee, Wisconsin  53233-2301

Re:	SilverPepper Commodity Strategies Global Macro Fund

Ladies and Gentlemen:

          SilverPepper LLC (the “Advisor”) and Investment Managers Series Trust, on behalf of its SilverPepper Commodity-Based Global Macro Fund series (the “Fund”), have entered into an investment advisory agreement pursuant to which the Advisor provides investment advisory services for compensation based on the value of the average daily net assets of the Fund.

          The Fund intends to invest a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). It is the intention of the parties that the Advisor collect investment advisory fees on the assets at the Fund level or assets at the Subsidiary level, but not both.  Accordingly, to the extent the Fund invests assets in the Subsidiary, the Advisor will waive the Fund’s investment advisory fee in an amount equal to the investment advisory fee paid to the Advisor by the Subsidiary pursuant to the investment advisory agreement between the Subsidiary and the Advisor, in order that the aggregate total investment advisory fee paid by the Fund and the Subsidiary to the Advisor equals the amount of the advisory fee that would have been paid by the Fund to the Advisor had the Fund not invested assets in the Subsidiary.

          This agreement may not be discontinued by the Advisor with respect to the Fund as long as the investment advisory agreement between the Subsidiary and the Advisor is in place.

          Please sign below to evidence your acceptance of this agreement.

*** Signature Page Follows***

SILVERPEPPER LLC
By:
Name:
Title:

Acknowledged and Agreed:

INVESTMENT MANAGERS SERIES TRUST
On behalf of its SilverPepper Commodity Strategies Global Macro Fund series
By:
Name:
Title: